BRUCE M. PRITCHETT, L.C.
Attorney at Law
8 East Broadway, Suite 600A
Salt Lake City, Utah 84111
Phone: (801) 363-1288
Fax: (801) 531-1929

April 11, 2006

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

ATTN:	Daniel L. Gordon
Branch Chief

Re:	Worldteq Group International, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
Filed May 20, 2005;
Form 10-KSB/A for the fiscal year ended December 31, 2004;
Filed June 3, 2005
Form 10-QSB for the quarterly period ended March 31, 2005
File Number: 0-27243

Ladies and Gentlemen:

Thank you for your comment letter dated July 14, 2005 (the “Comment Letter”), with respect to the above-captioned periodic reports on Forms 10-KSB and 10-QSB. We have filed Amendment No. 2 to Form 10-KSB (the “Form 10-KSB/A-2”) of Worldteq Group International, Inc., now known as CYIOS Corporation (“CYIOS”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form 10-KSB/A-2 and Form 10-QSB/A on the EDGAR system, and have also provided one clean and one marked (redlined) copy of each document to the Staff by overnight courier.

Form 10-KSB

Subsequent Acquisition

1.
Please tell us how you have complied with Item 310(c) of Regulation S-B as it relates to your acquisition of Harbin Yinhai Technology Development Company Ltd. In addition, it appears that this acquisition would be considered a reverse acquisition in accordance with paragraph 17 of SFAS 141. Please tell us how you plan to account for this transaction and when you expect the transaction to be complete.

Daniel L. Gordon
April 11, 2006

Response 1:  As we timely disclosed in Item 1.02 of the Form 8-K we filed with the Commission on August 10, 2005, the Company received final notice the day before, on August 9, that Harbin Yinhai Technology Development Company Ltd. had decided to terminate its Plan of Exchange with us. There is nothing else to disclose or account for. The transaction did not happen.

Table of Contents, page 3

2.	We note that both your Forms 10-KSB and 10-KSB/A do not include Item 8A. - Controls and Procedures. Please amend you filing to include this item and the related disclosures.

Response 2:  We have revised the Form SB-2/A-2 in the table of contents and also in the body of the disclosure to include a new section for Item 8A. - Controls and Procedures.

Financial Statements, page 15

3.	Please revise to correct all of the mathematical errors included within your financial statements included in Forms 10-KSB/A and 10-QSB.

Response 3:  We have revised the Form 10-KSB/A-2 financial statements to correct all of the mathematical errors. We have double-checked the Form 10-QSB and cannot find any mathematical errors in the Form 10-QSB.

Exhibit 31.1

4.
The certifications required by Rules 13a-14(a) and 15d-14(a) are required to be in the exact format proscribed by Item 601 of Regulation S-B. Please amend your filing to include the specified wording for these certifications.

Response 4:  We have revised the Form 10-KSB/A-2 and Form 10-QSB to provide the exact language of the certifications as specified.

Form 10-QSB

Financial Statements

5.
Please revise to include footnote disclosure regarding the acquisition of Harbin Yinhai. Within your disclosure please provide information regarding the proposed accounting treatment of the acquisition.

Response 5:  We have already timely disclosed in Item 1.02 of our Form 8-K filed with the Commission on August 10, 2005 the fact that Harbin Yinhai canceled the transaction. There is no longer a need for any footnotes or other disclosure, because the transaction did not happen.

Daniel L. Gordon
April 11, 2006

Item 2. Management’s Discussion and Analysis, page 7

6.
You disclose that your business plan for the next 12 months is to demonstrate the efficacy of our product candidate in animal models. Please explain how this relates to the recently acquired business that appears to be a printing company. In addition, please revise your Form 10-QSB to provide extensive disclosures of the acquired business and the plans of your current business which appears to be communication services. If you plan to terminate your communication services business please provide all of the required disclosures of SFAS 144

Response 6:  We have revised the Form 10-QSB/A to remove all of the second paragraph in the MD & A section where it discusses animal models. Our business has nothing whatsoever to do with animal models—it must have been a typographical error.

As to the recently acquired business, the printing company—that was the name change that was agreed upon as part of the failed acquisition of Harbin Yinhai. Our Form 8-K filed on August 10, 2005 adequately discloses that the transaction was canceled. Therefore, there is no reason to provide disclosure about the printing company or Harbin Yinhai, because they did not become a part of the Company.

Item 3. Controls and Procedures, page 10

7.	Please clarify to us whether management’s assessment of controls is that they are effective or ineffective. Reference is made to Item 307 of Regulation S-B.

Response 7:  We have revised the Form 10-QSB to clarify whether we believe the controls are effective or not.

We hope you find our responses to the foregoing questions to be satisfactory. If you have further questions or comments, please let us know. We will be happy to cooperate.

Sincerely,

/s/ Bruce M. Pritchett
Bruce M. Pritchett
Counsel for CYIOS Corporation

BMP/mm
Enclosures

cc:	Timothy Carnahan, President